Metalla Closes Royalty Acquisition on Pan
American Silver Property

TSXV: MTA
OTCQX: MTAFF
Frankfurt: X9CP

VANCOUVER, Dec. 20, 2018 /CNW/ - Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV:MTA) (OTCQX:MTAFF) (FRANKFURT:X9CP) is pleased to announce that, further to its news release dated December 11, 2018, it has completed its acquisition of the 1.5% net smelter return royalty on the Cap-Oeste Sur East ("COSE") property located in the province of Santa Cruz, Argentina from Patagonia Gold S.A. (the "Seller"). The Royalty was acquired pursuant to a royalty purchase agreement dated December 7, 2018 (the "Agreement") under which a wholly-owned Argentinian subsidiary of Metalla ("Metalla Argentina") and the Seller have entered into an assignment and assumption agreement for the purpose of transferring the Royalty from the Seller to Metalla Argentina.

The Agreement also includes a right of first refusal in favour of Metalla to acquire a future net smelter returns royalty that may be granted by, or received by, the Seller (or an affiliate) on its Cap-Oeste mine.

ABOUT METALLA

Metalla was created for the purpose of providing shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

SOURCE Metalla Royalty and Streaming Ltd.

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For further information: Metalla Royalty & Streaming Ltd., Brett Heath, President & CEO, Phone: 604-696-0741, Email: info@metallaroyalty.com; Kristina Pillon, Investor Relations, Phone: 604-908-

1695, Email: kristina@metallaroyalty.com; Website: www.metallaroyalty.com

CO: Metalla Royalty and Streaming Ltd.

CNW 09:44e 20-DEC-18